Exhibit (a)(1)(Q)

Contact:
Julie Hall
Schuff Acquisition Corp.
602-452-4497

SCHUFF ACQUISITION CORP. ANNOUNCES
EXPIRATION OF TENDER OFFER FOR SCHUFF INTERNATIONAL

     Phoenix, Arizona, July 29, 2004 – Schuff Acquisition Corp. (“SAC”), an entity formed by David A. Schuff, Chairman of the Board of Schuff International, Inc. (AMEX: SHF), Scott A. Schuff, President and Chief Executive Officer of Schuff International, and their affiliates, announced today that its tender offer for all of the outstanding shares of common stock of Schuff International, Inc. has expired, in accordance with the terms of the Offer as amended, at 5 p.m. Denver time on Thursday July 29, 2004, because the condition requiring the tender of at least a majority of the outstanding shares of Schuff International, excluding shares beneficially owned by SAC and the executive officers and directors of Schuff International, was not satisfied. Accordingly, SAC will not accept for payment and will not pay for any tender shares of common stock of Schuff International. All tendered shares of common stock will be returned to their respective holders in accordance with the procedures of Computershare Trust Company, Inc., the depositary of the Offer.

     SAC has been advised by Computershare Trust Company, Inc. that as of 5 p.m. Denver time on Thursday July 29, 2004, Schuff International stockholders had tendered and not withdrawn 849,168 shares pursuant to the Offer. These shares, together with the shares that were to be contributed to SAC by David A. Schuff, Scott A. Schuff, and their affiliates, represent approximately 83.2% of Schuff International’s outstanding common stock (and approximately 37.8% of the shares not owned by David A. Schuff, Scott A. Schuff, and the executive officers and directors of Schuff International).

     Although Messrs. David and Scott Schuff expressed their disappointment at SAC’s inability to complete the Offer, they restated their concerns with respect to Schuff International’s inability to realize the principle benefits associated with remaining a public company and intend to consider additional alternatives to decrease the costs associated with remaining a public company.

# # #